                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For December 22, 2005
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

     36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada (Address
                        of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X          Form 40-F
                                      ---                  --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                           Yes                    No   X
                               -----                  ---

                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

              MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF
                         NATIONAL INSTRUMENT NO. 51-102

ITEM 1.                    REPORTING ISSUER
                           Northwestern Mineral Ventures Inc. (the "Company")
                           36 Toronto Street
                           Suite 1000
                           Toronto, Ontario
                           M5C 2C5

ITEM 2.                    DATE OF MATERIAL CHANGE
                           A material change took place on December 21, 2005.

ITEM 3.                    PRESS RELEASE
                           On December 21, 2005, a news release in respect of
                           the material change was disseminated by the Company.

ITEM 4.                    SUMMARY OF MATERIAL CHANGE
                           The material change is described in the Company's
                           press release attached hereto, which press release is
                           incorporated herein.

ITEM 5.                    FULL DESCRIPTION OF MATERIAL CHANGE
                           No information other than that provided in Item 4
                           above is presently available.

ITEM 6.                    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL
                           INSTRUMENT 51-102 The report is not being filed on a
                           confidential basis.

ITEM 7.                    OMITTED INFORMATION
                           No information has been omitted.

ITEM 8.                    EXECUTIVE OFFICER
                           Kabir Ahmed, Chairman and Chief Executive Officer

ITEM 9.                    DATE OF REPORT
                           DATED at Toronto, in the Province of Ontario, this
                           21st day of December, 2005.

                                  PRESS RELEASE

NORTHWESTERN COMPLETES PRIVATE PLACEMENT
                                                              December 21, 2005

--------------------------------------------------------------------------------

TORONTO - DECEMBER 21, 2005 - Northwestern Mineral Ventures Inc. (TSX-V: NWT;
OTCBB:NWTMF; Frankfurt:NMV) is pleased to announce that it has completed its previously announced private placement to raise gross proceeds of approximately
CDN $1,524,600.

In connection with the private placement, Northwestern issued today 1,707,665 flow through common shares at a price of $0.60 per share, and 909,091 units (the
"Units") at a price of CDN $0.55 per Unit. Each Unit consists of one common share and one-half of one common share purchase warrant exercisable at a price of CDN $0.70 until December 21, 2006.

At closing, Northwestern paid Toll Cross Securities Inc. a commission of approximately CDN $106,700 and issued to Toll Cross broker warrants entitling it to acquire 63,636 Units at an exercise price of CDN $0.55 per Unit.

All securities issued in connection with the private placement are subject to a hold period expiring April 22, 2006.

The proceeds of this private placement will be used by Northwestern for working capital and to fund its ongoing exploration programs.

ABOUT NORTHWESTERN:
Northwestern Mineral Ventures (www.northwestmineral.com) is an emerging international exploration company with an experienced management team. The company is focused on properties with potential uranium and iron-oxide copper-gold targets and currently has interests in Canada, Mexico and the United
States. Northwestern is listed on the NASD Bulletin Board under the symbol
"NWTMF", the TSX Venture Exchange under the symbol "NWT" and on the Frankfurt
Stock Exchange as "NMV".

FURTHER INFORMATION
Investor Relations
(866) 437-9551
info@northwestmineral.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

                NOT FOR DISSEMINATION TO US NEWS WIRE SERVICES OR
                      DISSEMINATION INTO THE UNITED STATES.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of
1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US persons unless registered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Northwestern Mineral Ventures Inc.

                                            By: /s/ Kabir Ahmed
                                               -----------------------
                                                   Kabir Ahmed
                                            Chief Executive Officer

Date: December 22, 2005